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                                                                  EXHIBIT (a)(9)

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                                                       CONTACTS: Mike Ruggeri
                                                       Siemens Corporation
                                                       (770) 751-2255

                                                       Linda Torelli
                                                       Moore Products Co.
                                                       (215) 646-7400, ext. 2231

                                                       Georgeson Shareholder
                                                       Communications Inc.
                                                       (212) 440-9800


SIEMENS INITIATES TENDER OFFER FOR MOORE PRODUCTS

   ATLANTA, and PHILADELPHIA, Jan. 21, 2000 -- Siemens Energy & Automation, Inc., which is a wholly owned subsidiary of Siemens AG, announced today that its wholly owned subsidiary, Malibu Acquisition Corp., initiated its previously announced tender offer for all of the outstanding shares of common stock and Series A preferred stock of Moore Products Co. (NASDAQ: MORP) at a cash price of $54.71 per share of common stock and $21.88 per share of preferred stock.

   The tender offer will expire at 12:00 midnight, Eastern Standard Time, on Thursday, February 17, 2000, unless extended. Following successful completion of the tender offer, any remaining shares of common and preferred stock of Moore will be acquired in a cash merger at the same respective prices.

   The Moore Board of Directors has unanimously approved the tender offer. Certain shareholders of Moore (including members of the Moore family) holding in the aggregate common and preferred stock representing approximately 55% of the total voting power of Moore on a fully diluted basis, have entered into a definitive agreement with Siemens Energy & Automation under which they have agreed to tender their shares into the offer and also have granted Siemens Energy & Automation an option to purchase such shares at a purchase price equal to that paid to shareholders in the offer, exercisable upon the occurrence of certain events.

   The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the tender offer at least a majority of each of the shares of common stock and preferred stock representing a majority of the total voting power of Moore on a fully diluted basis, as well as expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

   Goldman, Sachs & Co. will serve as dealer manager for the tender offer. Georgeson Shareholder Communications Inc. is the information agent.

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   Headquartered in Atlanta, Ga., Siemens Energy & Automation manufactures and markets the world's broadest range of electrical and electronic products, systems and services to industrial and construction market customers. Its technologies range from circuit protection and energy management systems to process control, industrial software and totally integrated automation solutions. The company also has expertise in electronic placement equipment, systems integration, technical services and turnkey industrial systems. Its Internet site is www.sea.siemens.com.

   Siemens AG, the parent of Siemens Energy & Automation, is based in Munich, Germany. It designs, develops, manufactures and markets a wide range of electrical and electronic parts and systems.

   Founded in 1940, Moore Products Co. operates under the name "Moore Process Automation Solutions." The company is a global leader in providing innovative solutions to process measurement and control applications. Its instruments and control systems help to increase plant safety and productivity, reduce time to market and improve product quality in industries such as chemical and hydrocarbon processing, oil and gas, pharmaceutical, power generation, and pulp and paper. The company employs approximately 1,200 persons worldwide and had 1998 revenue of $168 million. Its Internet site is www.mooreproducts.com.


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